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                             December 13, 2022

       Gregory A. Beard
       Chief Executive Officer and Co-Chairman
       Stronghold Digital Mining, Inc.
       595 Madison Avenue, 28th Floor
       New York, New York 10022

                                                        Re: Stronghold Digital
Mining, Inc.
                                                            Amendment No. 1 to
Form S-1 Registration Statement on
                                                            Form S-3
Registration Statement
                                                            Filed November 23,
2022
                                                            File No. 333-267869

       Dear Gregory A. Beard:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 27, 2022 letter.

       Amendment No. 1 to Form S-1 on Form S-3 Registration Statement Filed November 23, 2022

       General

   1. With a view towards revised disclosure, advise whether you are dependent on any platform to liquidate
your bitcoin or convert it into fiat currency. Address the company's reliance on any such
platform. Additionally, please discuss how recent market events, including the
bankruptcies of certain crypto market participants, and the downstream effects of those events
have impacted or may impact your business, service providers, counterparties and
market in which you operate, either directly or indirectly. For example, discuss the
potential impact of the platform limiting its services as a result of these events.
 Gregory A. Beard
FirstName
StrongholdLastNameGregory    A. Beard
           Digital Mining, Inc.
Comapany13,
December  NameStronghold
              2022          Digital Mining, Inc.
December
Page 2    13, 2022 Page 2
FirstName LastName
2. We note your response to prior comment 2. In light of the "depressed Bitcoin mining economics" you describe in your most recent quarterly report, please provide the data that supports your statement that you are able to "produce Bitcoin at a cost that we believe is attractive versus the price of Bitcoin, and generally below the prevailing market price of power that many of our peers must pay." In this regard, revise your disclosure to include
         a    breakeven analysis    comparing the value of one mined Bitcoin to
your cost to mine the
         one Bitcoin. Your analysis should identify and explain the inputs used in your calculation.
3.       Describe any material risks to your business from the possibility of regulatory
         developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations. Additionally, with a view towards revised disclosure, advise whether there are any material risks to the
Company   s business
         in connection with the recent enactment of legislation in New York establishing a two-
         year moratorium on issuing permits for certain cryptocurrency mining operations that use carbon-based power sources or the possibility of similar laws being enacted in the United
         States.
4. We note that on November 30, 2022, you were notified by Nasdaq that the Company is not in compliance with the minimum bid price requirements for continued listing on The
         Nasdaq Global Market. Please include a recent development section in your prospectus summary to disclose the Nasdaq notification letter and the impact on your Company if you are unable to regain compliance. Additionally, to the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

                Risk from depreciation in your stock price.

                Risk of loss of customer demand for your products and services.

                Financing risk, including equity and debt financing.

                Risk of increased losses or impairments in your investments or other assets.

                Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.

                Risks from price declines or price volatility of crypto assets.
5. You disclose certain risks associated with the potential compromise of the private keys used to store crypto assets held for your own account or for that of your customers on page 34 of your annual report on Form 10-K. With a view towards revised disclosure, please clarify whether, with respect to your hosting services or other activities, you hold or otherwise store crypto assets for your customers. If material to an understanding of your business, discuss any steps you take to safeguard your customers crypto assets and
 Gregory A. Beard
Stronghold Digital Mining, Inc.
December 13, 2022
Page 3
       describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption. Describe any material risks related to
       safeguarding your, your affiliates   , or your customers    crypto
assets. Describe any
       material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.
Exhibits

6. Please have counsel revise its legal opinion to address the securities being registered on your Form S-3 registration statement.
        Please contact Patrick Faller, Staff Attorney at (202) 551-4438 or Larry Spirgel, Office
Chief, at (202) 551-3815 with any questions.



                                                             Sincerely,
FirstName LastNameGregory A. Beard
                                                             Division of
Corporation Finance
Comapany NameStronghold Digital Mining, Inc.
                                                             Office of
Technology
December 13, 2022 Page 3
cc:       Daniel LeBey
FirstName LastName